P.E. 2/1/02

02013566

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FEB 6 - 2002

1086

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2002

PROCESSED
FEB 13 2002
THOMSON
FINANCIAL

SONERA CORPORATION
(Translation of registrant's name into English)

Teollisuuskatu 15
FIN-00510 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

February 4, 2002, 5.15 p.m.

SONERA CLOSES SALE OF PANNON HOLDING

Sonera Corporation announced today it has closed and received EUR 310 million for the sale of its 23 % stake in Hungarian wireless operator Pannon to Telenor Mobile Communications (TM). Sonera will record a gain of approximately EUR 220 million from the sales for the first quarter of 2002.

As earlier announced, Sonera will use the proceeds from the sale of the Pannon shares to further strengthen its financial position.

Sonera Corporation (HEX: SRA, NASDAQ: SNRA) is a leading provider of mobile and advanced telecommunications services. Sonera is growing as an operator, as well as a provider of transaction and content services in Finland and in selected international markets. The company also offers advanced data solutions to businesses, and fixed network voice services in Finland and neighboring markets. In 2000, Sonera's revenues totaled EUR 2.05 billion, and profit before extraordinary items and taxes was EUR 1.86 billion. Sonera employs about 10,500 people. www.sonera.com

SONERA CORPORATION

Jari Jaakkola, Executive Vice President,
Corporate Communications and IR

For further information, please contact:
Kim Ignatius, CFO
tel: +358 2040 54015
e-mail: kim.ignatius@sonera.com

In USA: Steve Fleischer, Vice President, Corporate Communications and IR
tel: + 1 973 448 4616
e-mail:steve.fleischer@sonera.com

DISTRIBUTION:
HEX
Major media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2002

SONERA CORPORATION

By: /s/ Jari Jaakkola
Jari Jaakkola
Executive Vice President
Corporate Communications and IR

By: /s/ Maire Laitinen
Maire Laitinen
General Counsel